UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-41362

Ostin Technology Group Co., Ltd.

(Translation of registrant’s name into English)

Building 2, 101

1 Kechuang Road

Qixia District, Nanjing

Jiangsu Province, China 210046

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Resignation of Mr. Heung Ming Wong

On November 9, 2025, Mr. Heung Ming Wong notified the Company of his resignation as an independent director of the Company, effective as of November 10, 2025. Mr. Wong has advised that his resignation was due to personal reasons and not a result of any disagreement with the Company on any matter related.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ostin Technology Group Co., Ltd.

By:	/s/ Tao Ling
Name:	Tao Ling
Title:	Chief Executive Officer

Date: November 13, 2025

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